Exhibit 99.1

i-80 Gold Receives Approval to Begin Drilling in the Hilltop Corridor at Ruby Hill

RENO, Nev., June 27, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that it has received approval from the Bureau of Land Management ("BLM") and Nevada Bureau of Mining Regulation and Reclamation ("BMRR") for an additional 24.49 acres of disturbance consisting of up to 70 additional pad locations at its 100% owned, high-grade, Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada. This approval will allow the Company to begin testing the highly prospective, approximately 3 km long, mostly unexplored structural corridor between the Hilltop deposits and the recently acquired Paycore Minerals ("Paycore") property to the south.

Ruby Hill is one of three core assets being advanced by i-80 and is host to high-grade Carlin-Type gold deposits and multiple Carbonate Replacement Deposits (CRD). In mid-2022, i-80 discovered multiple zones of high-grade CRD and skarn mineralization proximal to the Hilltop fault at Ruby Hill and earlier in 2023, acquired Paycore for its exploration potential and its FAD deposit, one of the highest-grade polymetallic deposits in North America. The consolidation of the "Hilltop Corridor" provides i-80 with a favourable structural trend that measures more than 3 km and is host to multiple historic mines and new gold and polymetallic deposits.

Importantly, this permitting will provide enhanced drill sites to define and expand mineralization at Upper Hilltop, one of a series of high-grade CRD zones located on the south side of the Archimedes pit (see Image 1) where previously released drill results include 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m in hole iRH22-43, 1.9 g/t Au, 631.3 g/t Ag, 7.4 % Zn & 33.0 % Pb over 18.3 m in hole iRH22–53, and 60.2 g/t Au, 908.7 g/t Ag, 1.1 % Zn & 15.7 % Pb over 10.0 m in hole iRH22-55.

Also, high-grade CRD and skarn mineralization has been discovered under alluvial cover in the East Hilltop area. Owing to limited drill platforms, this target has been difficult to test but has returned significant mineralization including 12.3 % Zn over 39.4 m in hole iRH22-61 (East Hilltop skarn) and 226.1 g/t Ag, 9.7 % Zn and 10.0 % Pb over 8.4 m in hole iRH23-10 (East Hilltop CRD).

The Hilltop Corridor is a predominately alluvial covered trend immediately south of the Archimedes pit believed to be host to multiple feeder fault structures (see Image 1) that is largely untested by previous drilling due to the alluvial cover and lack of interest in base metals. The Hilltop discoveries were made in the second half of 2022 exploration campaign while testing one of several generative exploration targets identified proximal to the Blackjack (skarn) deposit, confirming the Company's belief that the Ruby Hill Property could be host to multiple types of mineralization and several large-scale deposits. Additional high–grade CRD discoveries have been made in 2023, extending mineralization along the Hilltop fault over a strike length of approximately 750 metres. The permitting will allow the Company to more thoroughly define mineralization along the Hilltop fault but also test new targets being generated from drilling or geophysical surveys.

Paycore was a key acquisition for i-80 as it consolidates the most productive part of the Eureka District, adding 3,627 acres to the Company's land package. The FAD deposit is host to a historic non 43-101 compliant resource of 3,540,173 t @ 5.14 g/t Au, 196.46 g/t Ag, 8.0% Zn, 3.8% Pb1 and where Paycore drilling in 2022 returned numerous high-grade intercepts including 1.06 g/t Au, 155.5 g/t Ag, 22.0% Zn & 1.5% Pb over 12.5 m and 2.03 g/t Au, 231.6 g/t Ag, 6.3 % Zn & 3.7 % Pb over 44.8 m (PC22-07), 7.1 g/t Au, 376.3 g/t Ag, 6.3 % Zn & 10.3% Pb over 14.8 m (PC22-08) and 8.0 g/t Au, 79.0 g/t Ag, 10.0 % Zn & 1.0% Pb over 27.4 m and 1.8 g/t Au, 318.0 g/t Ag, 4.6 % Zn & 6.1 % Pb over 7.4 m (PC22-10).

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[1] The historical estimates contained in this presentation have not been verified as current mineral resources. A "qualified person" (as defined in NI 43-101) has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

Geophysical surveys completed at Ruby Hill have identified several highly prospective anomalies that are believed to have the potential to represent additional massive sulfide targets. Several of these anomalies will be tested in the 2023 drilling program. Additional geophysical surveys including high-resolution magnetics and magnetotellurics are currently being completed to cover the southern extension of the Hilltop Corridor and the FAD Property.

Image 1 – Hilltop Corridor Surface Plan (CNW Group/i-80 Gold Corp)

The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant and an active heap leach facility. The Property is host to multiple gold, gold-silver and polymetallic (base metal) deposits. The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is also progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only).

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or ALS Minerals (ALS) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through AAL and ALS are run through standard prep methods and analysed using Au-AA23 (ALS) or FA-PB30-ICP (AAL) (Au; 30g fire assay for both) and ME-ICP61a (35 element suite; 0.4g 4 acid/ICP-AES) for ALS and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS) for AAL. Both AAL and ALS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results. Previous assays conducted on Paycore Mineral's samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, which is independent of the Company. Samples submitted through ALS were run through standard prep methods and analysed using Au-AA23 (Au; 30g fire assay) and ME-MS61 (48 element suite; 0.25g 4-acid/ICP-AES and ICP-MS). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. Paycore's QA/QC program included regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results, and third-party assay checks of mineralized intercepts.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 27-JUN-23